Filed by SRS Labs, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: SRS Labs, Inc.

Commission File No.: 000-21123

FOR IMMEDIATE RELEASE

SRS Labs Reports First Quarter 2012 Results

1st Quarter Revenue Hit $9.0M Growing 10% Year-Over-Year

Santa Ana, Calif., May 9, 2012 - SRS Labs, Inc. (NASDAQ: SRSL), the industry leader in surround sound, audio enhancement, and voice post-processing technologies, reported financial results for the first quarter ended March 31, 2012.

Revenues in the first quarter 2012 increased 10% to $9.0 million from $8.2 million in the same period a year ago primarily due to increased licensing revenue in the PC and Personal Telecommunications markets.

Operating expenses in the first quarter 2012 were $9.7 million as compared to $7.8 million in the prior year period. Operating expenses in the current period included $1.5 million in costs associated with the announced transaction with DTS, Inc.

Net loss in the first quarter 2012 was $812,000 or $(0.06) per diluted share. Excluding the transaction costs, net income on a non-GAAP basis increased by 145% to $714,000 or $0.05 per diluted share, an improvement from net income of $292,000 or $0.02 per diluted share in the first quarter of 2011.

Cash flow from operations in the first quarter 2012 increased to $1.2 million from $546,000 in the fourth quarter of 2011.  Depreciation and amortization was $0.3 million and stock based compensation was $0.7 million for the quarter. Quarter-end cash and cash equivalents, and short-term and long-term investments totaled $39.4 million as of March 31, 2012, as compared to $38.3 million at the end of the prior quarter.

See “Use of Non-GAAP Financial Information” below for important information regarding the non-GAAP financial measures, which exclude the transaction costs.

Management Commentary

“We achieved record results in Q1 2012, an increase of 10% over Q1 of 2011, as we continued penetrating deeper within our existing customer base and acquiring new accounts. Our Personal Telecommunications and PC segments grew as anticipated by 24% and 51%, respectively, while the two categories combined accounted for 33% of our overall business compared to 26.5% a year ago,” said Thomas C.K. Yuen, SRS Lab’s Chairman and CEO. “During Q1, we renewed our multi-year Samsung Mobile contract and announced a new global partnership with Toshiba’s PC and Tablet division.”

“In the technology front, our Multi-Dimensional Audio or MDA platform continued receiving praise from our partners and the press. We also launched our new psychoacoustic-driven NViro depth rendering surround sound technology in Q1 as well as rolling out our HELM solution, which is designed to control volume fluctuations at the head-end when broadcast is initiated. In addition, our newly launched My Tunes Pro app for the Apple eco system was awarded About.com’s coveted Reader’s Choice Award as the best music player app, surpassing well-known apps such as Spotify and Slacker, just to name a couple.”

“Our Q2 and the rest of the year outlook remain encouraging as our momentum in nearly every one of our business segments continues to be positive.  New design wins, as well as expanding business opportunities with existing accounts, allow us to re-affirm our 15% revenue growth guidance for 2012 while we expect to realize improvements in our operating margins and leveling off of the expenses.”

Conference Call

Due to the pending merger transaction with DTS, Inc., the Company will not be conducting a conference call with simultaneous webcast to discuss the first quarter 2012 financial results.

About SRS Labs, Inc.

Founded in 1993, SRS Labs is the industry leader in audio signal processing for consumer electronics across the four screens: TV; PC; Mobile Phones; and Automotive Entertainment Systems. Beginning with the audio technologies originally developed at Hughes Aircraft, SRS Labs holds over 150 worldwide patents and is recognized by the industry as the foremost authority in research and application of audio post processing technologies based on the human auditory principles. Through partnerships with leading global CE companies, semiconductor manufacturers, software developers, and content aggregators, SRS is recognized as the de facto standard in audio enhancement, surround sound, volume leveling, audio streaming, and voice processing technologies. SRS solutions have been included in over two billion electronic products sold worldwide including flat panel HDTVs, AV products, STBs, PCs, mobile phones, and automotive entertainment and telematics systems. For more information, visit www.srslabs.com.

Use of Non-GAAP Financial Information

SRS Labs reports information in accordance with accounting principles generally accepted in the United States (“GAAP”).  This press release also presents certain information, including net income (loss) and net income (loss) per share presented on a non-GAAP basis to exclude certain costs associated with the announced transaction with DTS.  A reconciliation of these non-GAAP financial measures with the most comparable GAAP measures for the periods presented is found in the accompanying “Reconciliation of Non-GAAP Adjustments”.

The Company believes that these non-GAAP financial measures provide important supplemental information to management and investors and that excluding such costs presents the Company’s Q1 2012 results on a more comparable basis to the corresponding period in the prior year, thereby providing management and investors with an additional perspective to analyze the results of operations of the Company.  The Company believes that these non-GAAP financial measures, when viewed with the GAAP results and the accompanying reconciliation to corresponding GAAP financial measures, provides a more complete understanding of factors and trends affecting the Company’s business and results of operations.

The non-GAAP financial information presented herein should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP.  Management strongly encourages investors to review the Company’s consolidated financial statements in their entirety and to not rely on any single financial measure.

Safe Harbor Statement

This press release includes forward-looking statements that are based on our current expectations, estimates and projections about SRS Labs, Inc., management’s beliefs and certain assumptions made by us, and events beyond our control, all of which are subject to change. Such forward-looking statements include, but are not limited to, statements relating to our future operating results and profitability as well as the market demand for our solutions, our future growth opportunities and competitive position. Forward-looking statements can often be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “likely,” “potential,” “continue,” similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results or the commitments made by us herein, and they are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement. The risks and uncertainties referred to above include, but are not limited to, the loss of any significant customer; the acceptance of new SRS Labs products and technologies; the ability to satisfy conditions for the closing of the DTS transaction and the impact of the related lawsuits; the ability to complete the DTS transaction and attain the anticipated synergies of such transaction; our ability to increase our brand awareness and enter into new or expanded license arrangements; the impact of competitive products and pricing; the status of automotive market in Japan; any continued weakness in the consumer electronics industry; and the general economic and business conditions that may adversely impact sales of consumer products incorporating our technologies or that otherwise may impact our operating results and future performance; the timely development and release of technologies by the Company; and such other factors described in our filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date they are made. We do not undertake any obligation to revise or update publicly any forward-looking statement for any reason.

Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed merger transaction, SRS Labs and DTS will file a registration statement and proxy statement/prospectus with the SEC. DTS will file a registration statement on Form S-4 that includes a proxy statement of SRS LABS and which also constitutes a prospectus of the DTS. SRS LABS will mail the proxy statement/prospectus to its stockholders. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by SRS LABS and DTS with the SEC at the SEC’s web site at www.sec.gov or by directing a request when such a filing is made to SRS Labs, Inc., 2909 Daimler Street, Santa Ana, CA 92705, Attention: Investor Relations or by directing a request when such a filing is made to DTS, Inc., 5220 Las Virgenes Road, Calabasas, CA 91302, Attention: Stockholder Relations.

Participants in the Solicitation

DTS, SRS Labs, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger transaction. Information about the directors and executive officers of SRS Labs is set forth in Annual Report on Form 10-K, filed with the SEC on March 15, 2012 and as amended on April 30, 2012. Information about the directors and executive officers of DTS is set forth in its definitive proxy statement, which was filed with the SEC on April 10, 2012. Certain directors and executive officers of SRS Labs may have direct or indirect interests in the proposed merger transaction due to securities holdings, preexisting or future indemnification arrangements, vesting of options or rights to severance payments if their employment is terminated following the proposed merger transaction. Investors and security holders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus DTS and SRS Labs will file with the SEC when it becomes available.

Company Contacts:

Chuck McBride

Chief Financial Officer

SRS Labs, Inc.

Tel 949-442-5596

ir@srslabs.com

Investor Relations Contact:

Jim Lucas/Joe Hixson

The Abernathy MacGregor Group

JBL@abmac.com/JRH@abmac.com

(213) 630-6550

SRS LABS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2012	December 31, 2011
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$16,329,093	$5,850,224
Accounts receivable, net	1,321,329	1,430,997
Prepaid expenses and other current assets	1,656,634	1,804,610
Short-term investments	18,537,000	27,837,000
Total Current Assets	37,844,056	36,922,831

Long-term investments	4,527,763	4,626,763
Property and equipment, net	1,149,353	1,247,343
Intangible assets, net	2,563,855	2,518,041
Deferred income taxes, net	12,758,304	11,782,197
Total Assets	$58,843,331	$57,097,175

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$1,123,574	$556,342
Accrued liabilities	2,969,802	2,079,555
Deferred revenue	706,487	360,004
Total Current Liabilities	4,799,863	2,995,901

Commitments and contingencies

Stockholders’ Equity
Preferred stock—$0.001 par value; 2,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock—$0.001 par value; 56,000,000 shares authorized; 15,171,946 shares issued and 14,323,715 shares outstanding at March 31, 2012 and 15,154,926 shares issued and 14,306,695 shares outstanding at December 31, 2011	15,173	15,156
Additional paid-in capital	73,369,311	72,615,408
Treasury stock at cost, 848,231 shares at March 31, 2012 and December 31, 2011	(5,905,422)	(5,905,422)
Accumulated deficit	(13,435,594)	(12,623,868)
Total Stockholders’ Equity	54,043,468	54,101,274
Total Liabilities and Stockholders’ Equity	$58,843,331	$57,097,175

SRS LABS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,
	2012	2011
Revenues	$8,963,261	$8,181,193
Cost of sales	107,968	147,131
Gross profit	8,855,293	8,034,062

Operating expenses (i):
Sales and marketing	3,749,845	3,801,717
Research and development	2,402,897	2,313,675
General and administrative	3,547,989	1,668,187
Total operating expenses	9,700,731	7,783,579

Operating (loss) income	(845,438)	250,483
Other income, net	33,712	44,667
(Loss) income before income taxes	(811,726)	295,150
Income taxes	—	2,783
Net (loss) income	$(811,726)	$292,367

Net (loss) income per common share:
Basic	$(0.06)	$0.02
Diluted	$(0.06)	$0.02

Weighted average shares used in the per common share calculation:
Basic	14,317,006	14,866,238
Diluted	14,317,006	15,884,335

(i)  Includes share-based compensation expense as follows:

	Three Months Ended
	March 31,
	2012	2011

Sales and marketing	$245,736	$219,749
Research and development	149,610	148,806
General and administrative	273,457	259,664
Total share-based compensation expense	$668,803	$628,219

SRS LABS, INC. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP ADJUSTMENTS
(Unaudited)

Three Months Ended
March 31,
2012	2011

GAAP net (loss) income	$(811,726)	$292,367
Exclude: Transaction costs	1,525,849	—
Non-GAAP net income	$714,123	$292,367

GAAP diluted net (loss) income per share	$(0.06)	$0.02
Exclude: Transaction costs	(0.11)	—
Non-GAAP diluted net income per share	$0.05	$0.02

Weighted average shares used in the:
GAAP diluted per common share calculation	14,317,006	15,884,335
Non-GAAP diluted per common share calculation	14,754,980	15,884,335